 Filed Pursuant to Rule 424(b)(3)
Registration No. 333-171461

QUEPASA CORPORATION

PROSPECTUS SUPPLEMENT

1,918,329 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated January 6, 2011, or the Prospectus, as supplemented on January 14, 2011, and relates to the sale of up to 1,753,329 shares of our common stock and 165,000 shares of common stock issuable upon exercise of warrants at $4.50 per share which may be offered by the selling shareholders identified in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus.   This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

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Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 4 of the Prospectus for a discussion of these risks.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether the Prospectus or this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

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Quepasa Corporation, or the Company, has entered into a Stock Purchase Agreement, or the Agreement with XtFt Games S/S Ltda, or XtFt, the owner of substantially all of the assets of TechFront Desenvolvimento de Software S/S Ltda, a Brazilian company, or TechFront”.  Under the terms of the Agreement, the Company will acquire all of the outstanding equity interests of XtFt and will pay XtFt owners $3,700,000 of the Company’s common stock which shall be valued at the lower of: (i) the average closing price per share for the ten trading days prior to January 28, 2011 and (ii) the closing price on the date of closing the Agreement.  In addition, the Company will pay a $300,000 brokerage fee and a potential earnout fee of 250,000 shares of the Company’s common stock based on XtFt achieving specific performance milestones.  Further, the Company is required to provide XtFt with $1,000,000 of working capital and will provide any additional working capital the Company’s management deems appropriate.  The closing of the Agreement is subject to customary closing conditions and delivery of audited financial statements to the Company.  In connection with the Agreement, the Company entered into a Secured Revolving Line of Credit Agreement, or the Credit Agreement, with TechFront and agreed to lend up to $500,000 which is part of the $1,000,000 discussed above.  Advances under the Credit Agreement may be used to pay off certain loans and shall bear interest at the LIBOR rate at the time of issuance of each note.  The notes and interest shall become due and payable on February 1, 2017.  The Credit Agreement is secured by certain U.S. and Brazilian Trademarks of TechFront.

The date of this prospectus supplement is February 3, 2011.